07/07

IAMGOLD 2006 OPERATING RESULTS AND 2007 GUIDANCE

Toronto, Ontario, February 21, 2007 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) announced today that the Company produced 642,000 ounces of gold in 2006 at a weighted average cash cost of US$321 / ounce. This represents a 44% increase in production from 2005 and a 16% increase in costs over the same period.

Joseph Conway, President and CEO of IAMGOLD commented on the Company’s 2006 production results, stating: “We exceeded our forecast of production and costs at our four joint venture operations for 2006. In fact, the Sadiola and Yatela operations in Mali had a great year with a combined increase in production of close to 25%. The remainder of IAMGOLD’s increase in overall production is attributed to the contributions made from the new assets acquired through our acquisitions in 2006 of Gallery Gold and Cambior. Our production in 2007 is expected to increase by about 55% over 2006. Our challenge remains costs as 2007 costs will be higher. We are evaluating a number of opportunities to reduce costs to ensure we have improved operating performance relative to the noted guidance.”

Table 1 summarizes production and Gold Institute cash costs and the production attributable to IAMGOLD in 2006 for all operations:

Table 1
2006 Production Summary
Mine	100% / Full Year Production	IAMGOLD Attributable Production	Full Year GI Cash Costs*	IAMGOLD GI Cash Costs*
	(000 ozs)	(000 ozs)	(US$/oz)	(US$/oz)
Sadiola - 38%	500	190	$273	$273
Yatela - 40%	353	141	$224	$224
Tarkwa - 18.9%	720	136	$336	$336
Damang - 18.9%	217	41	$396	$396
Mupane - 100%	83	65(1)	$471	$482(1)
Rosebel - 95%	301	38(2)	$346	$414(2)
Doyon - 100%	153	23(2)	$455	$447(2)
Sleeping Giant - 100%	46	8(2)	$436	$471(2)

IMG 2006 Production and GI Cash Cost*		642		$321

(1) from April 1, 2006
(2) from November 9, 2006
*Gold Institute cash cost is a non-GAAP measure, calculated in accordance with the Gold Institute Standard wherein cash cost equals the sum of cash operating costs inclusive of production-based taxes and management fees and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production.

Total forecast for 2007 production, attributable to IAMGOLD, is 1 million ounces at a Gold Institute cash cost*, including all royalties, of $395 per ounce.

The Company will report 2006 year end results on March 15, 2007. For details on this and other corporate events, please visit www.iamgold.com.

Forward Looking Statement
This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD’s expectations are disclosed under the heading “Risk Factors” and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CCNMatthew’s website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.